Filed by Dana Incorporated

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Dana Incorporated

(Commission File No. 001-01063

Dana Incorporated ran the following advertisement in various newspapers starting on March 25, 2018.

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25 March 2018

Dear GKN Shareholders,

Late last year, we approached GKN to discuss a potential combination of Dana Incorporated with the GKN Driveline business. After several months of discussion, we announced our agreement to combine the businesses and create the largest global supplier of vehicle drive systems.

This new Dana plc would be a platform to achieve true global scale in the industry, while capitalizing on the trends of electrification and emerging market growth that would benefit our shareholders, customers and employees. Over the past few weeks, I have had the opportunity to speak with numerous shareholders and customers, and the benefits of this highly strategic combination have become abundantly apparent.

We firmly believe that you, as the shareholders of GKN, along with the customers and employees of GKN Driveline, will be far better served by the proposed combination with Dana than by other alternatives.

Dana has put forth a proposal that provides the optimal beneat to GKN shareholders – a superior value for the business that includes the ability to share in the upside from both substantial synergies and margin improvement. Given Dana’s proven experience of operating complex, sophisticated global manufacturing companies, we will well position the combined business to better serve our customers, provide further opportunities for our employees at a world-class organization, and deliver exceptional returns to shareholders.

As such, thank you in advance for the opportunity to personally provide my views on the merits of this transformative combination and tell you more about Dana and the exciting opportunities we see going forward.

The combination makes compelling strategic sense

Both companies have long recognized the compelling industrial logic of a combination of the businesses, and we are delighted to have the opportunity to create real value for GKN and Dana shareholders today and in the future.

Together, we will create a world leader in mobility, providing drive systems across passenger vehicles, commercial vehicles and off-highway equipment. Today, GKN Driveline is largely focused on passenger vehicles, whereas Dana has a greater focus on trucks, commercial vehicles and off-highway equipment. The combined business results in the best partner for all our customers as they seek to address the challenges and opportunities created by the transition to electric and hybrid vehicles while increasing diversification and addressable growth markets for GKN shareholders.

Our customers are facing the most critical period in the history of the mobility industry, and are looking for supplier partners they trust to stand side by side with them as they embrace electrification. The combined Dana and GKN Driveline business offers these customers a complete and global solution, presenting further growth opportunities in excess of market growth. Needless to say, without the support of key customers, the opportunities for shareholders are dramatically limited.

The new Dana plc will provide a complete product offering across rear-wheel, front-wheel, four-wheel, and all-wheel drive, with a complementary geographic footprint. We will be a leader in the important Chinese market – the largest and fastest-growing market – with sales of £2.1 billion ($2.6 billion).

We will capitalize on the strong research and development capabilities of the combined firm to expand our position at the forefront of electrification technologies. In short, this will be a unique company in the mobility industry and well positioned to benefit from every major secular trend.

The combination offers superior value to you, GKN shareholders

As a result of our proposal, substantial immediate and long-term value will be provided to GKN shareholders, including:

•	A cash payment of £1.18 billion ($1.6 billion) to GKN plc;
•

£2.5 billion ($3.5 billion) of immediate value through the issue of approximately 133 million shares of Dana plc, representing a 47.25% stake in the combined business, with substantial sharing in future upside;

•	Assuming approximately £699 million ($1 billion) of IAS 19 net pension deficit, allowing GKN to wholly eliminate the UK IAS 19 deficit; and
•	Ongoing payment of our current Dana quarterly dividend of 7.2 pence (10 cents) per share to the enlarged shareholder group post-combination.

In addition, the combined company will be listed on the London Stock Exchange and New York Stock Exchange and registered in the UK, providing the broadest base of alternatives for our investors.

Dana – a highly successful business transformed by its senior leadership team

Founded in 1904, Dana has a rich heritage and currently employs more than 30,000 people in 33 countries and six continents.

As a part of the combination, GKN shareholders not only maintain a significant interest in GKN Driveline, but also share in the business Dana has developed – a world leader in highly engineered solutions for improving the efficiency, performance, and sustainability of powered vehicles and machinery. Dana supports the passenger vehicle, commercial truck, and off-highway markets, as well as industrial and stationary equipment applications.

The senior leadership team joined Dana in 2015, bringing decades of mobility market experience and has led the transformation of the business. Creating a step-change in global institutions can only be accomplished if you have the right team, proven experience, support of the customers and an in-depth knowledge of industry and end markets.

Dana has all of this, and we have proven it time and time again. In fact, Dana was recognized by the Drucker Institute as one of the “Top 250 Best Managed Companies” in 2017. This is the management team that will deliver superior value to shareholders for the new Dana plc.

Exceptional track record in delivering synergies and managing complex global mobility programs for profit improvement

The combination will unlock £170 million ($235 million) of annual synergies in the near term, which are only available as a result of this transaction.

Your management team at the New Dana plc has a track record of synergy delivery on or ahead of schedule, as demonstrated across four acquisitions in the mobility industry over the past 24 months.

Equally important from a shareholder perspective, we have a strong history of continuous operating improvement, and management of complex restructuring programs to improve business margins. Since joining Dana in 2015, the senior management team has delivered profitability improvement of approximately 52%, driving adjusted EBITDA margins from 10.8% in 2015 to an expected 12.4% in 2018. We have done this while also investing in new technology and increasing research and development, substantially improving our customer penetration and sales growth.

Transforming and restructuring a complex multinational mobility supplier is not for the faint of heart. Drivelines are sophisticated, highly-engineered systems where the safety of people is of the utmost important consideration. In the context of this transaction, our expertise will allow us to enhance the base business of GKN Driveline in addition to tapping the synergy potential of the combination.

The right solution for pensioners

Dana plc will assume approximately £699 million ($1.0 billion) of IAS 19 net pension deficit. Additionally, the transaction will allow GKN to wholly eliminate the UK IAS 19 deficit at the remaining GKN businesses.

Dana plc will pay £124 million to ensure that the UK scheme is fully funded, with no deficit on closing, and will provide an additional guarantee capped at £174 million.

The scheme’s trustees will retain powers to secure additional funding and will include member-nominated trustees.

The right result for customers

Our customer partners choose their suppliers carefully and have many options in a competitive marketplace. To be a leading partner to mobility manufacturers, suppliers require long-standing relationships based on trust built over many years. This is particularly important in securing new business on safety-critical driveline systems and vehicle platforms.

Mobility customers consistently convey their trust in Dana. Recent examples include the public statement by AGCO, the producer of Massey Ferguson, Fendt and Valtra equipment, as well as significant new business awards to Dana from Jaguar Land Rover, which will result in new opportunities and significant investment in our Birmingham, UK, facility.

The right result for employees

We highly value the involvement and contributions of the talented women and men working for Dana around the world, as evidenced by our 27% improvement in employee engagement between 2015 and 2017 and numerous “Employer of Choice” awards in regions across the globe.

The future management of the combined business will be drawn from the best of both companies, reflecting the global nature of our business and customers. In fact, the current Dana senior leadership team comprises a 50/50 split between international (largely European) and American colleagues.

Engineering DNA is at the heart of our business and something we share with the GKN Driveline team. Central to that is a commitment to ongoing investment in engineering and R&D, which currently averages 3% of sales per year.

Dana utilises a customer-centric R&D model with 22 technical centres of excellence strategically located around the world – with half of these in Europe. The success of our R&D is a direct result of the quality of our people, and we are looking forward to the positive benefit that the GKN Driveline team will add.

We will not sacrifice research or capital for short-term gains, but rather will invest in our employees to achieve the best results for our customers, and therefore our shareholders.

Clear timetable for approval

Given that the two businesses are highly complementary, we expect to receive all regulatory approvals and complete the transaction in the second half of this year. As you have seen, our customers are very supportive of the combination, which will further speed our timeline to close. We have fully committed financing in place and will move rapidly to ensure an expeditious closing of the deal.

The right time

Dana and GKN have worked together since 1954, and have two active joint ventures. Over time, we have developed similar cultures and a shared customer focus in our business strategies. I have long thought the businesses would be an ideal combination as the mobility markets have evolved. We are at a moment of dramatic change in the industry, with significant investment and opportunity coming in the next few years.

Now is the moment to combine two industry leaders to create the largest global supplier of vehicle drive systems, and leverage the substantial technology at both firms to deliver long-term, sustainable benefits for shareholders, customers and employees alike.

I hope that I will be able to welcome all of the current shareholders of GKN as shareholders of the new Dana plc and share in the rewards of this combination together. It would be a tremendous privilege for me and the entire Dana management team to be able to partner with the GKN Driveline family to create sustainable and successful company for many decades to come.

My personal best,

James Kamsickas

President and Chief Executive Officer

Dana Incorporated

Important Information for Investors and Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transactions between Dana and GKN plc, an entity to be formed for the proposed transactions (“SpinCo”) will file with the Securities and Exchange Commission (“SEC”) a registration statement containing a proxy statement/prospectus, which will constitute a preliminary prospectus of SpinCo and a preliminary proxy statement of Dana, and Dana will file with the SEC a definitive proxy statement on Schedule 14A. The materials to be filed by Dana and SpinCo will be made available to Dana’s investors and stockholders at no expense to them and, once available, copies may be obtained free of charge on Dana’s website at www.dana.com. In addition, all of those materials will be available at no charge on the SEC’s website at www.sec.gov. Investors and stockholders of Dana are urged to read the registration statement, the proxy statement and other relevant materials when they become available before making any voting or investment decision with respect to the proposed transactions because they contain important information about the proposed transactions and the parties to the proposed transactions.

Dana and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies of Dana stockholders in connection with the proposed transactions. Investors and stockholders may obtain more detailed information regarding the names, affiliations and interests of certain of Dana’s executive officers and directors in the solicitation by reading Dana’s definitive proxy statement for its 2018 annual meeting of stockholders, Annual Report on Form 10-K for the fiscal year ended December 31, 2017, and proxy statement and other relevant materials which will be filed with the SEC in connection with the proposed transactions when they become available. Information concerning the interests of Dana’s participants in the solicitation, which may, in some cases, be different than those of Dana’s stockholders generally, will be set forth in the proxy statement relating to the proposed transactions when it becomes available.

This announcement is for information purposes only. It is not intended to and does not constitute, or form part of, an offer or invitation or the solicitation of any offer to sell or purchase any securities or the solicitation of any offer to otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval of an offer to buy securities in any jurisdiction. Any decision in respect of, or other response to, the combination of Dana and GKN Driveline should be made only on the basis of the information contained or referred to in the GKN shareholder circular to be sent to GKN shareholders. GKN shareholders are advised to read the formal documentation in relation to the combination carefully.

This announcement does not constitute a prospectus or prospectus equivalent document.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and projections contained in this communication are, by their nature, forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on our current expectations, estimates and projections about our industry and business, management’s beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Forward-looking statements include, among other things, statements about the potential benefits of the proposed transactions; the prospective performance and outlook of the combined company’s business, performance and opportunities, including the ability of the parties to complete the proposed transactions and the expected timing of completion of the proposed transactions; our ability to successfully complete a secondary listing of our shares; as well as any assumptions underlying any of the foregoing. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement. Such risks and uncertainties, include, without limitation, risks related to Dana’s ability to complete the proposed transactions on the proposed terms and schedule, including obtaining shareholder and regulatory approvals; unforeseen liabilities; future capital expenditures; risks associated with business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the proposed transactions will not occur; risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed transactions; disruption from the proposed transactions, making it more difficult to conduct business as usual or maintain relationships with customers, employers or suppliers; and the possibility that if the combined company does not achieve the perceived benefits of the proposed transactions as rapidly or to the extent anticipated by financial analysts or investors, the market price of the combined company’s shares could decline, as well as other risks related to Dana’s business. Dana’s Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other Securities and Exchange Commission filings discuss important risk factors that could affect our business, results of operations and financial condition. The forward-looking statements in this communication speak only as of this date. Dana does not undertake any obligation to revise or update publicly any forward-looking statement for any reason.

Non-GAAP Financial Information

Please reference the “Non-GAAP financial information” accompanying our quarterly earnings conference call presentations on our website at www.dana.com/investors for reconciliation of adjusted EBITDA to the most directly comparable financial measures calculated and presented in accordance with GAAP. We have not provided a reconciliation of our adjusted EBITDA to the most comparable GAAP measures of net income. Providing net income is potentially misleading and not practical given the difficulty of projecting event-driven transactional and other non-core operating items that are included in net income, including restructuring actions, asset impairments and income tax valuation adjustments. The reconciliation of non-GAAP measures with the most comparable GAAP measures for the historical periods presented on our website are indicative of the reconciliations that will be prepared upon completion of the periods covered by the non-GAAP guidance.